October 30, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Maryse Mills-Apenteng

Re:	Nyxio Technologies Corp. Preliminary Information Statement on Schedule 14C Filed on October 28, 2014 File No. 000-54737

Dear Mrs. Mills-Apenteng:

I write on behalf of Nyxio Technologies Corp., (the “Company”) in response to Staff’s letter of October 29, 2014, by Maryse Mills-Apenteng, Special Counsel, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed October 30, 2014, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

The Proposal, page 6

General

1.                   For clarity, please disclose, in tabular format, the number of shares of common stock currently authorized, issued and outstanding, reserved for issuance, and authorized but unissued, and the number of shares in those same categories after completion of the reverse stock split.

In response to this comment, the Company has included this information in tabular format on Page 6.

Authorized Shares of Common Stock, page 8

2.                   Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If not, state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

In response to this comment, the Company has added the following disclosure on Page 8:

“While the Company has no specific plans at this time for the issuance of the additional common stock, the Company is party to a number of convertible notes under which the holders may convert all or portions of such notes at prices representing a percentage of the market price of the Company’s common stock. Additionally, although it has no specific plans to do so, the Company reserves the right to sell common stock to equity investors in order to provide the Company with additional capital for operational and expansion purposes.”

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Joe Laxague

Joe Laxague, Esq.

Enclosure (Acknowledgment by the Company)

Nyxio Technologies Corp.

1330 S.W. 3rd Ave.

Portland, OR, 97201

Via EDGAR

October 30, 2014

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Maryse Mills-Apenteng, Special Counsel

Re:	Nyxio Technologies Corp. Preliminary Information Statement on Schedule 14C Filed on October 28, 2014 File No. 000-54737

Dear Mrs. Mills-Apenteng:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated October 29, 2014 by Maryse Mills-Apenteng, Special Counsel of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Nyxio Technologies Corp.

/s/ Giorgio Johnson

By:	Giorgio Johnson
Chief Executive Officer

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